Exhibit 99.3

INDEMNIFICATION AGREEMENT

between

Thomas Wiedermann

as the Indemnitee

and

Centogene N.V.

as the Company

TABLE OF CONTENTS

1	DEFINITIONS AND INTERPRETATION	3

1.1	Definitions	3
1.2	Interpretation	4

2	INDEMNIFICATION AND INSURANCE	5

2.1	Entitlement to indemnification	5
2.2	Advancements	5
2.3	No Claim by Company or subsidiaries	6
2.4	Limitations	6
2.5	Determination of entitlement to indemnification and advancements	6
2.6	Proceedings	7
2.7	D&O Insurance	7

3	MISCELLANEOUS PROVISIONS	8

3.1	Notices	8
3.2	Entire Agreement	8
3.3	No implied waiver	8
3.4	Third party stipulations	9
3.5	Amendment	9
3.6	Invalidity	9
3.7	No rescission or nullification	9
3.8	No transfer, assignment or encumbrance	9
3.9	Term and termination	9

4	GOVERNING LAW AND JURISDICTION	10

4.1	Governing law	10
4.2	Jurisdiction	10

INDEMNIFICATION AGREEMENT

THIS AGREEMENT IS MADE ON AUGUST 13, 2024 BETWEEN

1.	Thomas Wiedermann, born on [***] (the "Indemnitee"); and

2.	Centogene N.V., a public company with limited liability, having its corporate seat in Amsterdam (address: Am Strande 7, 18055 Rostock, Germany, trade register number: 72822872) (the "Company").

WHEREAS

A.	The Company's articles of association contain an indemnification arrangement for, amongst others, current and former officers of the Company.

B.	The Indemnitee has been designated by the Company as Chief Restructuring Officer (the "CRO") of the Company and its subsidiaries.

C.	The Parties now wish to enter into this Agreement in order to lay down the terms applicable to the Indemnitee's indemnification.

THE PARTIES NOW HEREBY AGREE AS FOLLOWS

1	DEFINITIONS AND INTERPRETATION

1.1	Definitions

1.1.1	In this Agreement the following definitions shall apply:

Agreement	This indemnification agreement.
Article	An article of this Agreement.
D&O Insurance	Directors and officers liability insurance.
Effective Date	The date of the Services Agreement.
German CRO Agreement	The agreement between the Indemnitee, Centogene GmbH and the Company dated the date hereof.

Independent Counsel

An attorney or a firm of attorneys which:

a.              is experienced in matters of corporate law in the appropriate jurisdiction(s);

b.             during a period of one year prior to being requested to determine the Indemnitee's entitlement to indemnification and/or advancements pursuant to Article 2.5.1 under b., has not (i) represented any Party involved in a Proceeding, or (ii) acted as legal advisor to any Party; and

c.              under the applicable standards of professional conduct then prevailing, would not have a conflict of interests in representing either Party in determining the Indemnitee's entitlement to indemnification and/or advancements pursuant to Article 2.5.1 under b.

Management Board	The Company's management board.
Party	A party to this Agreement.
Power of Attorney	The power of attorney granted to the Indemnitee on behalf of the Company in connection with the Services Agreement and the German CRO Agreement on the date hereof.
Proceeding

Any threatened, pending or completed suit, claim, action or legal proceedings of a civil, criminal, administrative, investigative or other nature, formal or informal, in which the Indemnitee is, or becomes, involved.

Services Agreement	The services agreement between the Indemnitee and the Company dated the date hereof.

1.2	Interpretation

1.2.1	Terms that are defined in the singular have a corresponding meaning in the plural.

1.2.2	No provision of this Agreement shall be interpreted adversely against a Party solely because that Party was responsible for drafting that particular provision.

1.2.3	Although this Agreement has been drafted in the English language, this Agreement pertains to Dutch legal concepts. Any consequence of the use of English words and expressions in this Agreement under any law other than Dutch law shall be disregarded.

1.2.4	The word "including" is used to indicate that the matters listed are not a complete enumeration of all matters covered.

1.2.5	The titles and headings in this Agreement are for construction purposes as well as for reference. No Party may derive any rights from such titles and headings.

2	INDEMNIFICATION AND INSURANCE

2.1	Entitlement to indemnification

2.1.1	The Company shall indemnify the Indemnitee and hold the Indemnitee harmless against:

a.	any financial losses or damages incurred by the Indemnitee; and

b.	any expense reasonably paid or incurred by the Indemnitee in connection with any Proceeding,

in each case to the extent this relates to the Indemnitee's current (or former) position as CRO of the Company or any of its subsidiaries and to the extent permitted by applicable law.

2.1.2	The right to indemnification conferred in Article 2.1.1 shall continue as to the Indemnitee who has ceased to hold office as CRO and shall inure to the benefit of the Indemnitee's heirs, executors and administrators.

2.2	Advancements

2.2.1	The Company shall promptly advance all reasonable and necessary expenses incurred by the Indemnitee in connection with any Proceeding to the extent that the Company reasonably believes that the Indemnitee is entitled to indemnification pursuant to Articles 2.1.1 and 2.4.1 in connection with such Proceeding, subject to the Indemnitee submitting an itemised advance request to the Company.

2.2.2	To the extent that the Company has provided advancements pursuant to Article 2.2.1 in connection with a Proceeding in respect of which the Indemnitee is not entitled to indemnification pursuant to Articles 2.1.1 and 2.4.1, such advancements shall promptly be reimbursed by the Indemnitee.

2.3	No Claim by Company or subsidiaries

2.3.1	The Company will not hold, and the Company hereby procures that none of its subsidiaries will hold, the Indemnitee liable for any financial losses or damages that the Company or any of its subsidiaries suffers either in person or property, unless such losses or damages arise as a result of fraud, gross negligence, intentional recklessness and/or serious culpability attributable to the Indemnitee, or a material breach by the Indemnitee of the Services Agreement, the Power of Attorney or the German CRO Agreement.

2.4	Limitations

2.4.1	No indemnification shall be given to the Indemnitee:

a.	if a competent court or arbitral tribunal has established, without possibility for appeal, that the acts or omissions of the Indemnitee that led to the financial losses, damages, expenses or Proceeding are of an unlawful nature (including acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to the Indemnitee);

b.	to the extent that the Indemnitee's financial losses, damages and expenses are covered under insurance (including any applicable D&O Insurance) and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so);

c.	in relation to proceedings brought by the Indemnitee against the Company, except for proceedings brought to enforce indemnification to which the Indemnitee is entitled pursuant to this Agreement, the Company's articles of association or any D&O Insurance taken out by the Company for the benefit of the Indemnitee; or

d.	for any financial losses, damages or expenses incurred in connection with a settlement of any Proceeding effected without the Company's prior consent.

2.5	Determination of entitlement to indemnification and advancements

2.5.1	If the Indemnitee wishes to claim indemnification and/or advancements pursuant to Articles 2.1 and 2.2, the Indemnitee shall submit a request to that effect to the Company. Upon receipt of such request, the Indemnitee's entitlement to indemnification and/or advancements pursuant to Articles 2.1 and 2.2 shall be determined by Independent Counsel in a written opinion delivered simultaneously to each Party.

2.5.2	If the Company decides to request Independent Counsel to make the determination referred to in Article 2.5.1, the Company shall notify the Indemnitee of the identity of the Independent Counsel selected by it in writing. The Indemnitee may, within two weeks, notify the Company of its objection to the Independent Counsel selected by the Company based upon reasonable grounds. In case of such objection being timely made and deemed well-founded by the Company, the Company shall select a different Independent Counsel and the previous two sentences apply mutatis mutandis in respect of such selection. The Company shall pay all fees and other expenses associated with the retention and services of Independent Counsel to make the determination referred to in Article 2.5.1.

2.5.3	The Company shall exert all reasonable efforts to cause any determination required under Article 2.5.1 to be made as promptly as practicable after the Indemnitee has submitted its initial request for indemnification and/or advancements pursuant to Articles 2.1 and 2.2 and the Indemnitee shall fully cooperate with the person(s) making such determination.

2.6	Proceedings

2.6.1	The Indemnitee shall promptly notify the Company upon receipt of any complaint, demand letter, writ of summons or other indication that a Proceeding is being threatened or is forthcoming.

2.6.2	The Indemnitee shall allow the Company to participate in any Proceeding and to assume the defence thereof in such manner as the Company deems appropriate, with counsel selected by the Company and reasonably satisfactory to the Indemnitee, provided that:

a.	the Company must conduct any such defence in good faith and in a diligent manner; and

b.	the Company shall not, without the Indemnitee's prior written consent, allow or condone any judgment or award against the Indemnitee nor enter into any settlement or compromise pursuant to which non-monetary obligations or penalties (including incarceration) would be imposed on the Indemnitee and/or monetary obligations would be imposed on the Indemnitee which would not be indemnified in full pursuant to Articles 2.1.1 and 2.4.1.

2.7	D&O Insurance

2.7.1	The Company shall take out and maintain adequate D&O Insurance for the benefit of the Indemnitee for as long as the Indemnitee serves as a CRO, subject to the acceptance of the Indemnitee under the conditions by the insurer concerned.

2.7.2	The premiums payable for D&O Insurance covering the Indemnitee as an insured shall be borne by the Company.

3	MISCELLANEOUS PROVISIONS

3.1	Notices

3.1.1	All notices given under this Agreement shall be given or made by electronic means of communication or in writing and, in the latter case, shall be sent by courier service or by registered mail (with a copy of such notice or request being sent in advance by electronic means of communication).

3.1.2	All notices given under this Agreement to a Party which are sent by courier or by registered mail shall be sent:

a.	if to the Indemnitee, to the address as on file with the Company at that time; and

b.	if to the Company, to address as registered with the Dutch trade registry at that time, for the attention of the Management Board.

3.1.3	All notices given under this Agreement to a Party by electronic means of communication shall be sent:

a.	if to the Indemnitee, to: [***]

b.	if to the Company, to: [***]

3.2	Entire Agreement

3.2.1	This Agreement gives effect to the indemnification arrangements contained in the Company's articles of association and replaces and supersedes any existing indemnification agreement between the Parties. For the avoidance of doubt, this Agreement does not replace and supersede the Services Agreement, the Power of Attorney or the German CRO Agreement.

3.3	No implied waiver

3.3.1	Nothing shall be construed as a waiver under this Agreement unless a document to that effect has been signed by the Parties or a notice to that effect has been given.

3.3.2	The failure of a Party to exercise or enforce any right under this Agreement shall not constitute a waiver of the right to exercise or enforce such right in the future.

3.4	Third party stipulations

3.4.1	This Agreement does not grant any rights to any third party (derdenbedingen), including for the avoidance of doubt any insurer.

3.5	Amendment

3.5.1	No amendment to this Agreement shall have any force or effect unless it is in writing and signed by both Parties.

3.6	Invalidity

3.6.1	In the event that a provision of this Agreement is null and void or unenforceable (either in whole or in part):

a.	the remainder of this Agreement shall continue to be effective to the extent that, given the substance and purpose of this Agreement, such remainder is not inextricably related to the null and void or unenforceable provision; and

b.	the Parties shall make every effort to reach agreement on a new provision which differs as little as possible from the null and void or unenforceable provision, taking into account the substance and purpose of this Agreement.

3.7	No rescission or nullification

3.7.1	To the extent permitted by law, the Parties waive their rights to rescind or nullify or to demand the rescission, nullification or amendment of this Agreement, in whole or in part, on any grounds whatsoever.

3.8	No transfer, assignment or encumbrance

3.8.1	No Party may transfer, assign or encumber its contractual relationship, any of its rights or any of its obligations under this Agreement.

3.9	Term and termination

3.9.1	The provisions of this Agreement shall be effective as of the Effective Date.

3.9.2	This Agreement shall remain in effect until and terminate at the latest of the following dates:

a.	the expiration of the statute of limitations applicable to any claim that could be asserted against the Indemnitee with respect to which the Indemnitee would be entitled to indemnification under this Agreement; or

b.	if, at the date referred to in paragraph a. above, there would be an actual or pending Proceeding in respect of which the Indemnitee would be entitled to indemnification under this Agreement or there is an actual or pending Proceeding in connection with this Agreement, one year after the competent court or arbitral tribunal has finally adjudicated such Proceeding, without possibility for appeal.

4	GOVERNING LAW AND JURISDICTION

4.1	Governing law

4.1.1	This Agreement shall be governed by and construed in accordance with the laws of the Netherlands.

4.2	Jurisdiction

4.2.1	The Parties agree that any dispute in connection with this Agreement or any agreement resulting therefrom shall be submitted to the exclusive jurisdiction of the competent court in Amsterdam, the Netherlands.

(signature page follows)

Signature page to the indemnification agreement

/s/Thomas Wiedermann
T. Wiedermann

Centogene N.V.

/s/Kim Stratton
Name	:	Kim Stratton
Title	:	Chief Executive Officer

/s/Jose Miguel Coego Rios
Name	:	Jose Miguel Coego Rios
Title	:	Chief Financial Officer

/s/Peter Bauer
Name	:	Peter Bauer
Title	:	Chief Medical & Genomic Officer